THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

April 9, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 3
Originally filed October 14, 2008
File No.: 333-154243

Dear Mr. Mancuso and Mr. Kruczek:

Below please find our responses to the Commission’s third comments in its letter dated February 23, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client BAETA Corp., a New Jersey corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Prospectus Cover

1.
We note your response to prior comment 2. However, your disclosure in the fourth sentence of the third paragraph here continues to indicate that the selling stockholders may sell at prices identified in quotation systems other than the OTC Bulletin Board. Therefore, we reissue prior comment 2.

Response:

Per SEC Comment #1, the registration statement has been revised throughout to clarify that the registrant’s common stock is intended to be quoted solely on the OTC Bulletin Board, and that the sales price to the public will vary according to prevailing OTC Bulletin Board market prices or privately negotiated prices by the Selling Stockholders.

Hospital-based Pain Monitoring System, page 15

2.	Refer to prior comment 1 and the changes you made to the last sentence of this section. Please tell us the reasons for the delay.

Response:

Per SEC Comment #2, please be advised that development of the Hospital-based Pain Monitoring System is projected to start in the Fourth Quarter of 2010. The Company originally planned to commence development of the Hospital-based Pain Monitoring System in the Fourth Quarter of 2008, however due to a lack of cash on hand and a lack of revenues to date, Management has decided to delay this developmental project until the Fourth Quarter of 2010 so it can focus on the Company’s current line of products, including the MyPainAway consumer device. This disclosure has been added to the registration statement.

Employees, page 20

3.
We note your deletions here in response to prior comment 5. It is unclear why you should not provide disclosure required by Regulation S-K Item 401 as if Mr. Rogers and Dr. Bekker were significant employees. See Item 401(c) and Rule 408.

Response:

Per SEC Comment #3, this section has been revised to include the Company’s latest formation of a Scientific Advisory Board. The section now includes a description of the Board’s function, as well as complete disclosures for each Board Member in compliance with Regulation S-K Item 401.

Please be advised that Rogers Consulting, Mr. Douglas Rogers, pursuant to a Settlement and Release Agreement filed as an exhibit to the registration statement, is no longer consulting the Company, and has been removed from this section of the registration statement.

Selling Stockholders, page 21

4.	Regarding your response to prior comment 7:

•	Please tell us with specificity which provision of which exhibit identified the period during which you received the services in exchange for your shares; and

•
If you did not receive all of the services at the time you initially filed the registration statement, it does not appear that you addressed the concern raised in the comment; therefore, we reissue it.

Response:

Per SEC Comment #4, and in light of SEC Comment #5 below, please be advised that the Company is registering 152,000 shares of common stock belonging to Douglas A. Rogers. On July 17, 2008, the Company issued 152,000 shares of its common stock to Douglas A. Rogers in consideration for services rendered for the period of May 15, 2008 through September 15, 2008 pursuant to a verbal modification to the original consulting agreement between Rogers Consulting and Baeta Corp., dated May 15, 2008. This verbal modification took place on or about July 17, 2008 and was never memorialized in writing. The purpose of the modification to the contract was to compensate Rogers Consulting for additional time spent working with the Company, more than originally anticipated and contracted for in the original consulting agreement between Rogers Consulting and Baeta Corp., dated May 15, 2008. While Rogers Consulting was paid the cash portion of the Fee provision as specified in Section II(a)(i)(1)(a), Rogers Consulting and Baeta Corp. verbally agreed to modify Section II(a)(i)(1)(b) to 152,000 shares of common stock in consideration for services performed for the period of May 15, 2008 through September 15, 2008.

5.
Adding shares to a previously filed registration statement is generally inconsistent with the requirement in Section 4(2) of the Securities Act that a transaction not involve any public offering. See the reference in Rule 152 to a subsequently filed registration statement. It appears from the notes to your selling stockholders’ table that you have registered for resale in this registration statement numerous shares that you believe you issued in transactions that were exempt from registration based on Section 4(2) even though the transactions occurred after the date on which you first filed this registration statement. It appears that the resale of those shares should be removed from this registration statement and instead be included in a separate, subsequently filed registration statement. Please revise or advise.

Response:

Per SEC Comment #5, please be advised that the additional shares have been removed, and only the shares of common stock provided for in the initial filed registration statement dated October 14, 2008, are now included.

Company Relationships with Selling Stockholders, page 27

6.
We note from your disclosure added in response to prior comment 9 that Dr. Bekker received 5,000 shares for the initial month of his services. Expand to disclose what he received for the remainder of the term for which he provided you services. Also clarify how you will rely to a great extent on Dr. Bekker, as noted on page 20, given your disclosure here that your consulting contract with him has expired. Also file a written summary of that contract as an exhibit.

Response:

Per SEC Comment #6, upon inception, Dr. Bekker entered into a verbal consulting contract with the Company that covered the period of August 17, 2007 through December 31, 2008. Pursuant to the terms of that verbal Agreement, Dr. Bekker was responsible for introducing Company product to colleagues and industry professionals, as well as for development and modification of content for healthcare providers relating to the Company’s products. For his services rendered for the initial month of service, Dr. Bekker received 5,000 shares of common stock, which are being registered in the registration statement.

For his services rendered for the remainder of his consulting contract with the Company, from the period of September 15, 2007 through December 31, 2008, and for his role as Member of the BAETA Corp. Scientific Advisory Board, Dr. Bekker received a stock option to purchase 50,000 shares of BAETA Common Stock at $0.50 per share, pursuant to the Company’s 2009 Stock Option Plan.

Going forward, BAETA Corp. will rely on Dr. Bekker to a great extent as Dr. Bekker is a Member of the Company’s Scientific Advisory Board. The purpose of the BAETA Corp. Scientific Advisory Board (“SAB”) is to identify areas of use for BAETA products, such as MyPainAway, within the Healthcare system and to establish and document the initial MyPainAway experiences in acute pain patients, chronic pain patients, and the palliative care patients. Additionally, based on the initial data, the SAB will develop and guide the validation strategy for MyPainAway and Hospital-based Pain Monitoring System through identification of research endpoints for clinical trials and through advising the Company on the study design and implementation.

Since March 2009, the members of the SAB have completed the pertinent literature review and identified studies supporting electronic data acquisition in the field of Pain Management. Currently, all members of the SAB are using MyPainAway Pain Tracking System in their clinical practice. Communication between the SAB members and the Company occurs via group email, individual debriefings, and quarterly meetings.

7.
We note that exhibit 10.4 appears to be a contract to engage Rogers Consulting to sell your securities in return for a percentage of the capital raised. Is Rogers Consulting a registered broker-dealer? If not, please provide analysis, with appropriate cites to authority, to explain why Rogers Consulting is not required to register as a broker-dealer.

Response:

Per SEC Comment #7, please be advised that Rogers Consulting was engaged to identify and locate possible sources of financing. It was not engaged to actively sell BAETA Corp. securities. Subsequently, Rogers Consulting Group was terminated by the Company as a consultant. On January 29, 2009, the Company and Rogers Consulting Group executed a Settlement Agreement and Release to effectuate a termination of the Consulting Agreement, as amended. A copy of this Settlement and Release Agreement was filed as Exhibit 10.7. In accordance with the Settlement and Release Agreement, Rogers Consulting Group is no longer providing any type of consulting or other services to the Company. Rogers Consulting Group never actively sought financing for the Company, and was terminated prior to engaging in any activities with regards to the activities inquired by the Commission in this Comment #7.

8.
Please reconcile your disclosure in the first paragraph here and in note 17 on page 26 regarding the term of the agreement pursuant to which you issued 152,000 shares to Mr. Rogers on July 17, 2008. Also revise your disclosure here to completely describe the material features of your agreements with Mr. Rogers, such as the nature of the “executive advisory” and “additional consulting” services he provided you, the duration of your agreements for those services and the nature and amount of compensation he received.

Response:

Per SEC Comment #8, these disclosures have been reconciled, and a complete description of the material features of Mr. Rogers’ services have been added to the appropriate section.

Former Promoters, page 30

9.	Regarding your response to prior comment 10 and comment 15 in our letter dated November 6, 2008:

•	Please expand your disclosure to describe the nature of the services provided to you by Mr. Amato and Ventana Capital. See Regulation S-K Items (404)(c)(1)(i) and (ii); and

•
Please note that (1) in connection with your filing, we have not made any determinations regarding who is or has been a promoter, and (2) the first sentence of comment 15 in our letter dated November 6, 2008 is a repetition of the statement that was in your document and is not a statement of our conclusions regarding who is or has been a promoter. You are responsible for properly identifying all promoters and providing all required disclosure about them.

Response:

Per SEC Comment #9, the disclosure has been revised to expand the nature of the services provided by Mr. Amato and Ventana Capital in accordance with Regulation S-K Items (404)(c)(1)(i) and (ii). Please be advised that Mr. Amato and Ventana Capital is the only individual or entity the Company has retained to date, which we believe could be considered a promoter.

Security Ownership of Certain Beneficial Owners and Management, page 32

10.
We note your response to prior comment 16. Please tell us how you determined that you have 21,521,962 shares outstanding as of December 22, 2008. We note that per your disclosure beginning on page 66, the aggregate number of shares issued by you in the unregistered transactions through that date does not appear to equal 21,521,962.

Response:

Per SEC Comment #10, please note that as of March 31, 2009, the Company has 21,621,962 shares of Common Stock outstanding and 100 shares of Preferred Stock outstanding. These figures are consistent throughout the registration statement, and in particular, consistent with the disclosures beginning on page 66.

11.	We note footnote 1 to your table. Please clarify how the number of common and preferred shares outstanding as disclosed in that note “represents an aggregate of 21,476,780 voting securities”.

Response:

Per SEC Comment #11, please be advised that the Company has 100 shares of Series A Preferred Stock issued and outstanding, which shares are all held by Dr. Alexander Gak, BAETA’s President and CEO. The shares of Series A Preferred Stock vote together with the shares of common stock as a single class and, regardless of the number of shares of Series A Preferred Stock outstanding and as long as at least one of such shares of Series A Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any of BAETA’s annual or special meeting of shareholders or action by written consent of shareholders.  Each outstanding share of the Series A Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series A Preferred Stock.

Revolving line of credit, page 42

12.	Regarding your response to prior comment 13:

•	Please revise your disclosure to clarify the nature of the “line of credit” as mentioned in your response; and

•
Note that Rule 406 provides the exclusive means of requesting confidential treatment of information required to be filed as an exhibit to your registration statement. Therefore, please provide us your analysis of whether the guarantee is required to be filed as an exhibit, citing the applicable section of Regulation S-K Item 601 and all other relevant authority on which you rely.

Response:

Per SEC Comment #12, the disclosure has been clarified to clearly identify the nature of the line of credit.

With regards to Item 601 of Regulation S-K, the issuer is of the opinion that the personal guarantee made by Dr. Gak with regards to the above-referenced line of credit/corporate business credit card is not a “material contract”, and was made in the ordinary course of business in accordance with Item 601(b)(10)(ii). The issuer does not believe the personal guarantee falls within the realm of any other Exhibit classification in Item 601 of Regulation S-K.

Item 601(b)(10)(ii) states “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:”.

While the personal guarantee technically falls under “A. Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;”, as it is a contract between the financial institutional and an officer of the Company, the Issuer believes that the personal guarantee is immaterial in significance, as it is routine and commonplace for officers and directors of issuers to make personal guarantees on certain corporate liabilities within the context of development stage corporations.

Acquisition of MyHealthID Medical records System, page 43

13.	Regarding your response to prior comment 11:

•
Your disclosure regarding your transactions with Extranome appear to refer to at least five separate agreements – a licensing agreement mentioned on page 16, an “Acquisitions Agreement” mentioned here, a “software development agreement” mentioned here and a “an exclusive Software Agreement” mentioned on page 17. You also refer to a “software contract” on page 68. However, it appears that only one of these agreements has been filed as an exhibit. Please file as exhibits all agreements with Extranome that have not been previously filed and ensure that the material terms of those agreements are disclosed;

•	Please reconcile your statement that you merely licensed the system for 25 years with section VI of Exhibit 10.1 which grants you “100%” of the “ownership right and title”.

•
We note the disclosure here that you issued 60,000 shares to Extranome pursuant to your agreements with that company. Please tell us which part of those agreements required these share issuances. Also clarify how these issuances relate to your obligations under your agreements with Extranome and the total number of shares you may be obligated to issue pursuant to your agreements.

Response:

Per SEC Comment #13, please note that there are two contracts between BAETA Corp. and Extranome, Inc., an Exclusive Software Agreement which has been previously filed as Exhibit 10.1, and a Software Development Contract which is being filed in this registration statement as Exhibit 10.12. Reference to these agreements has been revised throughout the registration statement for clarity.

Pursuant to the Exclusive Software Agreement Section VI, one hundred percent (100%) of the ownership right and title to the MyHealthID Program Elements are conferred upon BAETA Corp., in exchange for the considerations outlined in Items V, VII and IX of the Agreement, for an initial term of 25 years pursuant to Section II(a) of the Agreement, subject to renewal for another term of 25 years pursuant to Section II(b) of the Agreement.

Pursuant to the Software Development Agreement, Extranome has been providing ongoing software development and product support services for BAETA since November 01, 2008. The Software Development Agreement is a non-exclusive agreement and is not related to BAETA’s Exclusive Software Agreement (Exhibit 10.1) regarding MyHealthID product. In accordance with Section 2 of the Software Development Agreement, BAETA is to pay Extranome for the contracted work in cash; however BAETA currently does not have a sufficient amount of cash on hand. Therefore, BAETA is paying Extranome is shares of its common stock. Extranome has received 30,000 for each month since November as non-cash part of compensation for services rendered which represent approximately 50% of Extranome’s due monthly compensation, and to date has received 150,000 shares of BAETA Corp. BAETA will continue to issue company shares to Extranome in the amount of 50% of the monthly compensation for services rendered until it is able to compensate Extranome fully in cash.

Financial Information, page 45

14.	Please update your financial statements as required by Article 8 of Regulation S-X.

Response:

Per SEC Comment #14, the financial statements and all references to financial items have been updated throughout the registration statement.

Item 17. Undertakings, page 70

15.	Please revise your undertakings to comply with the current requirements of Item 512 of Regulation S-K. In this regard, we note the references to “small business issuer” on page 71.

Response:

Per SEC Comment #15, the undertakings have been revised to comply with the current requirements of Item 512 of Regulation S-K.

Signatures, page 71

16.	Please reconcile your responses to prior comments 5 and 19 that Mr. Rogers is not your CFO with exhibits 10.2, 10.3 and 10.4 which are agreements for him to provide you “CFO services”.

Response:

Per SEC Comment #16, please be advised that Roger Consulting was retained by the Company to assist the Company’s then only officer and director, Dr. Gak, in performing CFO type functions until the Company could retain a permanent CFO. Mr. Rogers consulted Dr. Gak and assisted Dr. Gak with the CFO functions of the Company, but was not ever considered an officer of the Company in any capacity, just a consultant.

In an effort to sustain permanence in management and in the best interests of the Company shareholders, the Company has decided to move away from its reliance on outside consultants in favor of retaining qualified personnel within its management. The Company has since retained two more officers, Mr. Jeff Burkland as Company CFO, and Dr. Leonid Topper, as the Company’s Chief Medical Officer. These officers have signed this registration statement.

17.	Please do not refer to the incorrect amendment in the text on your Signature page. Also do not change the text that Form S-1 requires to appear on the Signatures page.

Response:

Per SEC Comment #17, the signature page has been revised.

Exhibits

18.	Please ensure that you file complete, final, executed agreements. For example, exhibit 10.4 appears to be missing your signature and exhibit 10.6 appears to be unsigned.

Response:

Per SEC Comment #18, these concerns have been remedied. Proper and fully executed agreements have been filed as requested.